1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

March 27, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited

Form 10-K for Fiscal Year Ended June 30, 2013

Filed August 21, 2013

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Filed February 7, 2014

File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2014, with respect to the Company’s Form 10-Q for Fiscal Quarter Ended December 31, 2013, File No. 001-33628, filed with the Commission on February 7, 2014 (the “Quarterly Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Quarterly Report unless otherwise specified.

Securities and Exchange Commission

March 27, 2014

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Consolidated Statements of Cash Flows, page 7

1.	You indicate in your response to comment 1 in our letter dated February 25, 2014 as it relates to the $400 million of 3% Senior Convertible Notes (“Notes”) issued in November 2013 that the amount recorded as debt was $336.6 million and the amount allocated to equity was $63.4 million. We note the financing activity section of your consolidated statements of cash flows reflects “Discount on convertible debt allocated to additional paid-in capital.” Please tell us whether the amount shown for this line item reflects a portion of the cash flows associated with these Notes or otherwise advise.

RESPONSE: We acknowledge the Staff’s comment and confirm that the line item “Discount on convertible debt allocated to additional paid in capital” in the Consolidated Statements of Cash Flows reflects a portion of the cash inflows associated with 3.0% Senior Convertible Notes due 2018 (the “Notes”).

Notes to Consolidated Financial Statements

Note 6 – Long-Term Debt, page 14

2.	Please address the following in connection with the information you provided in response to comment 1 in our letter dated February 25, 2014:

•	Please provide us with your two-step analysis under FASB ASC 815-40-15-7 concerning your determination that the conversion feature and the “fundamental change” provision are indexed to your own stock.

RESPONSE: We reviewed the requirements under ASC 815-40-15-7 in making the determination that the embedded conversion feature of the Notes and the “fundamental change” provision is indexed to our own stock. Below is our comprehensive analysis of ASC 815-40-15-7 in order to make this determination.

Per ASC 815-40-15-7, an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the following two-step approach:

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

Step 2: Evaluate the instrument’s settlement provisions.

Securities and Exchange Commission

March 27, 2014

Under Step 1 of ASC 815-40-15-7, exercise contingencies will not prevent an instrument from being considered indexed to the entity’s own stock, as long as the contingencies are not based on:

•	An observable market, other than the market for the issuer’s stock (if applicable), or

•	An observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue, EBITDA, net income, or total equity).

Provided that Step 1 under ASC 815-40-15-7 does not preclude the instrument from being considered indexed to the Company’s own stock, the evaluation proceeds to Step 2.

Under Step 2 of ASC 815-40-15-7, an instrument is considered indexed to the Company’s own stock if the settlement amount will equal the difference between the fair value of a fixed number of shares and the fixed monetary amount of debt.

According to ASC 815-40-15-7D, if the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument or the embedded feature shall still be considered indexed to the Company’s own stock if the only variables that could affect the settlement amount would be the inputs to the fair value of a “fixed-for fixed” forward or option contract on equity shares. However according to ASC 815-40-15-7F, if the strike price or amount of shares can be adjusted by extraneous factors to pricing a fixed-for-fixed option or forward contract on equity shares, the instrument would not be considered indexed to the Company’s own stock.

Management’s Evaluation of Step 1 (Exercise Contingencies) Analysis:

Pursuant to the indenture relating to the Notes, dated as of November 22, 2013 (the “Indenture”), the Notes can be exercised prior to September 15, 2018 only upon the occurrence of certain contingencies. The following contingencies were analyzed under Step 1:

•	Section 10.01(a): The Company’s share price exceeds 130% of the conversion price during a specified period.

Share Price Trigger: The contingency is tied to the market for the Company’s own stock, which is allowable under Step 1.

•	Section 10.01(d): The trading price of the Notes during a specified period is less than 98% of their if-converted value (“Bond Parity”).

Bond Parity: The contingency is tied to the market for the Company’s own stock and its own convertible debt. The Company reviewed Example 19 of ASC 815-40-55-45 which illustrates a similar feature that is allowable under Step 1.

•	Section 10.01(b) and (c): The occurrence of specified corporate transactions including fundamental change.

Corporate Transactions: This is not an observable market or index, and is therefore allowable under Step 1.

Securities and Exchange Commission

March 27, 2014

The contingencies associated with the conversion features and the “fundamental change” provision of the Notes meet the criteria of Step 1; proceed to Step 2.

Management’s Evaluation of Step 2 (Settlement Provisions) Analysis:

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares.

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

As such, all of the conversion features in sections 10.01(a), (b), (c), and (d) of the Indenture, as described above, pass Step 2 of the analysis.

The Company continued the analysis by reviewing the adjustments to the conversion option of the Notes as part of its analysis of Step 2 of ASC 815-40-15-7:

Anti-dilution Provisions

•	Adjustment for the issuance of any rights, options or warrants to all or substantially all holders of common stock, entitling them to purchase shares of the Company’s common stock at a price per share below the average closing sales price of the stock.

•	Adjustment for the distribution of cash, other assets, securities or rights to purchase securities of the Company to all or substantially all holders of common stock at a per share value exceeding 10% of the closing sale price of the common stock.

Make-Whole Provision

•	The make-whole provision provides additional shares upon the occurrence of a Make-Whole Fundamental Change.

ASC 815-40 clarifies that certain anti-dilutive adjustments (such as those described above) are generally considered to be an input into the pricing of a fixed-for-fixed equity instrument, and as such, should not preclude the instrument from being indexed to the Company’s own stock. The example in ASC 815-40-55-43 further clarifies that an implicit assumption in standard pricing models for equity-linked financials instruments is that certain events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events), such as (i) the distribution of a stock dividend or ordinary cash dividend, (ii) the execution of a stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, (ii) the issuance of shares for an amount below the then-current market price and (iv) the repurchase of shares for an amount above the then-current market price, and as such, the only variables affecting settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. Based on this guidance, the Company determined that the adjustments related to dilutive events are consistent with those allowed.

Securities and Exchange Commission

March 27, 2014

The make-whole provision is based only on two variables: time and the Company’s stock price in the event of a Make-Whole Fundamental Change. The make-whole provision makes up for the lost time value of the Notes in the event of a Fundamental Change. Because time and the Company’s own stock price are both inputs in a fixed-for-fixed calculation, they are allowable under ASC 815-40. Example 19, which states, “The number of make-whole shares is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares.”

Further, the Indenture contains an explicit limit on the number of shares to be delivered in a share settlement, which is within the Company’s control. The maximum number of common shares issuable under the Indenture is approximately 14.6 million. The Company has 200 million in authorized shares, and as of January 31, 2014, approximately 70.3 million shares were outstanding. Accordingly, the Company presently has sufficient authorized and unissued shares available to meet its commitment under the Indenture.

Management’s Conclusion:

Based on the above analysis, the conversion option and the “fundamental change” provision should be considered indexed to the Company’s own stock under ASC 815-40-15-7.

•	You state in your response that you believe your “instrument exhibits all of the characteristics of Traditional Convertible Debt with a Cash Conversion feature.” You also state that the cash conversion feature can be settled either in cash, shares of common stock, or a combination of cash and shares of common stock. Please tell us whether the number of shares or the amount of cash could change for any reason (other than as a result of standard antidilution provisions).

RESPONSE: As mentioned above under Management’s Evaluation of Step 2 (Settlement Provisions) Analysis, in addition to standard antidilution provisions, Section 10.03 of the Indenture provides for an increase in conversion rate in connection with a Make-Whole Fundamental Change.

Securities and Exchange Commission

March 27, 2014

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

cc:	Sarah Morgan